UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

                          Burger King Holdings, Inc.

(Name of Issuer)

              Common Stock, par value $0.01 Per Share

(Titles of Class of Securities)

                                         121208201

     (CUSIP Number)

                                 December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 121208201		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 36,339,385
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 36,339,385
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,339,385
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.1% (1)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on total outstanding of 133,886,235 shares of Common Stock as of January 26,2007 as reported on the Issuer’s 10-Q filed on February 2, 2007.

Item 1(a).	Name of Issuer:

Burger King Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5505 Blue Lagoon Drive, Miami, Florida 33126

Item 2(a).	Name of Person Filing:

TPG Advisors III, Inc. (the “Reporting Person”), a Delaware corporation, is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership, which in turn is the managing member of TPG BK Holdco, LLC, (“TPG BK” or the “TPG Fund”), which directly owns shares of Common Stock of the Issuer. Because of the Reporting Person’s relationship to TPG BK, the Reporting Person may be deemed to beneficially own such shares.

David Bonderman and James G. Coulter are the sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the Common Stock owned by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Forth Worth, Texas 76102

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

121208201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.		Ownership
(a) Amount Beneficially Owned:
See response to Item 9 on the cover page.
(b) Percent of Class:
See response to Item 11 on the cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The TPG Fund is a party to an Amended and Restated Shareholders’ Agreement (the “Shareholders’ Agreement”) by and among the Issuer, Burger King Corporation, and Integral Investors, Coinvestment Fund VII, LLC, and BCIP TCV (collectively the “Bain Funds”) and GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000-Direct Investment Fund, L.P. (collectively the "GS Funds" and together with the Bain Funds and the TPG Fund, the "Funds").

The Shareholders’ Agreement provides for the right of each Fund to appoint two members to the Company's board of directors and requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions among the Funds and requires the Funds to vote their shares of Common Stock pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The aggregate number of shares of Common Stock beneficially owned collectively by the TPG Fund, the Bain Fund and the GS Funds, based on available information, is approximately 100,945,127, which represents approximately 75% of the outstanding Common Stock. The share ownership reported herein by the TPG Fund does not include any shares owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G. The TPG Fund disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

Tarrant Advisors, Inc.
By: /s/ Clive D. Bode
Name: Clive D. Bode
Title: Vice President